EXHIBIT (a)(5)(B)

PRESS RELEASE

Contacts:                                                           ClearOne Communications, Inc.
                                                                 Investor Relations
                                                                (801) 303-3555

                                                                Robert Jaffe
                                                                PondelWilkinson Inc.
                                                                (310) 279-5980

CLEARONE ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Salt Lake City, UT - December 7, 2006 - ClearOne Communications, Inc. (OTC: CLRO.OB) today announced the preliminary results of its tender offer, which expired at 12:00 midnight, Eastern Time, on Wednesday, December 6, 2006.

Based on the preliminary count by the depositary for the tender offer, ClearOne expects to acquire approximately 1,074,000 shares of its common stock at a price of $4.25 per share for a total cost of approximately $4.6 million. These shares represent approximately 9 percent of the shares outstanding. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.

On October 30, 2006, ClearOne announced its intention to repurchase up to 2,353,000 of its shares at a price of $4.25 per share, representing a premium of approximately 33% based on the average closing price over the previous 12 months. The tender offer commenced on November 6, 2006 and will be financed from the company’s existing cash and short term investments.

About ClearOne
ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications. The reliability, flexibility, and performance of ClearOne’s comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication. For more information, visit ClearOne’s website at www.clearone.com.

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